THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

June 2, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Daniel H. Morris, Attorney Advisor
Michelle Lacko, Staff Attorney, Corporate Finance

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1
Originally Filed September 30, 2008
File No.: 333-153294

Dear Mr. Morris and Ms. Lacko:

Below please find our responses to the Commission’s sixth comments in its letter dated May 28, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ VIRGINIA K. SOURLIS, ESQ.
Virginia K. Sourlis, Esq.

General

1.	The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Per SEC Comment #1, the financial statements have been updated in accordance with Rule 8-08 of regulation S-X.

Summary – General, page 3

2.
We note your response to prior comment 3. Please reconcile your disclosure in the fifth sentence of the first paragraph that your products are targeted to children between the ages of 6 and 12 with your disclosure in the sixth sentence that the “Be Alert Bert” series is targeted to children ranging from preschool age to 12 years old. Revise your Description of Our Business section for consistency.

Per SEC Comment #2, these disclosures have been revised throughout the registration statement for consistency. Changes were tracked and comments were placed in the margins identifying the revisions.

3.
We note your response to prior comment 4. Please revise the fifth sentence of the second paragraph to clearly disclose that although license renewal negotiations are expected to begin in mid-2009, there is no guarantee that such contracts will be renewed.

Per SEC Comment #3, this disclosure been revised as directed. Changes were tracked and comments were placed in the margins identifying the revisions.

4.
We note your response to prior comment 6. Please define and explain technical or computer-specific terms so that they can be clearly understood by an investor unfamiliar with such terms. For example, please provide more detail and clarity regarding the following phrases: (1) “identification and documentation” of key site technology components, (2) access prevention to block “Denial of Service” attacks and (3) data mining.

Per SEC Comment #4, technical terms have been defined throughout the registration statement.

5.
We note your response to prior comment 8. Revise the first full paragraph on page 4 to provide brief disclosure in your Summary section regarding your strategy for generating revenues and any obstacles that may prevent you from achieving this goal. Please revise your Description of Business section to provide a more detail discussion in this regard.

Per SEC Comment #5, these disclosures have been revised throughout the registration statement. Changes were tracked and comments were placed in the margins identifying the revisions.

Intellectual Property, page 4

6.	We note your response to prior comment 9. Please revise the final sentence of the second paragraph of this section to clarify, if true, that the relevant sublicensing fee is $5,000 per month.

Per SEC Comment #6, this revision has been made. Changes were tracked and comments were placed in the margins identifying the revision.

Phase 2 – Development and Launch “Live at the Hive” … page 6

7.
We note your disclosure in the second sentence of the first bullet point that the “Live at the Hive” membership website will generate sign-up revenue immediately upon release. Please revise to clearly indicate the anticipatory nature of this prediction. Also, please provide additional discussion regarding factors that may cause the rate of membership sign-ups to be slow in the first months, including the fact that sign-ups may be slow because you have an unknown and untested product.

Per SEC Comment #7, these revisions have been made in this section and throughout the registration statement as appropriate. Changes were tracked and comments were placed in the margins identifying the revision.

8.	We note your response to prior comment 12. Please revise the first bullet point to clearly state that all website features and functions discussed are planned and have not been developed.

Per SEC Comment #8, this revision has been made. Changes were tracked and comments were placed in the margins identifying the revision.

9.
Please revise the first paragraph on page 7 to provide more detail and clarity regarding functional requirements and how you documented these requirements. Disclose whether you plan to complete the website yourself or whether you have entered into an agreement with a website development company to complete the website. File any material agreements with your next amendment.

Per SEC Comment #9, these disclosures have been added as directed by the Commission.

10.
We note your response to prior comment 14. Please revise to provide brief discussion of the content of the sponsorship segments and how this content will provide a sponsor with “branding rights.” For example, do you anticipate that the content will consist of general advertisement material or will there be hyperlinks to a sponsor’s website? Will the sponsorship content be clearly delineated from the Bert the Bee content or will it be integrated? Please revise your Description of Our Business section to provide a more detailed discussion in this regard.

Per SEC Comment #10, these disclosures have been added as directed by the Commission.

11.	We note your response to prior comment 15. Please delete the words “wholesome” and “goodwill”, which we view as inappropriate marketing language.

Per SEC Comment #11, these terms have been deleted.

Issuance of SKGP Common Stock to the Former Shareholders … page 29

12.
We note that in response to prior comment 18 you state that the company issued an aggregate of 1,065,000 shares of common stock for past consideration. Please revise to briefly describe the nature of the past consideration.

Per SEC Comment #12, the 48 recipients of SKGP common stock were investors and former shareholders of Bert Holdings who invested sums of money at the time of the formation of Bert Holdings which led to the subsequent development of Mr. Shergold’s Intellectual Property. While not compelled and under no legal requirement to do so, Mr. Shergold, in good faith, issued these shareholders their respective shares of common stock in SKGP in light of their initial investments in Bert Holdings. This disclosure has been added to the all appropriate sections of the registration statement.

Quality Control, page 31

13.
We note your response to prior comment 12. Please tell us how you intend to assemble a Board of Advisors and whether they will be paid. Also, please provide additional description of the “staff professionals from appropriate disciplines” that will be invited to join your Board of Advisors, including the types of professions, other than teaching and counseling, from which you will recruit individuals.

Per SEC Comment #13, these disclosures have been added as directed by the Commission.

Copyrighted Titles:, page 32

14.
We note your disclosure throughout your filing that your sublicense of the “Be Alert Bert” television series consists of twenty-six episodes. Please advise why there are thirty-one titles listed here. Also, please revise the heading to clarify, if true, that these thirty-one titles are copyrighted television titles.

Per SEC Comment #14, please be advised that there are 31 English and 31 Spanish TV shows in the ‘Be Alert Bert’ copyrighted TV series. These revisions have been made to the appropriate sections.

Internet Domain Names In Use or Planned For Use, page 33

15.
We note your response to prior comment 22. Please revise to clarify that none of the reserved internet domain names are developed. Also, please revise your Summary section to disclose that the twenty-one reserved websites are not developed and you have no current or anticipated future uses for the domains.

Per SEC Comment #15, these revisions have been made to the appropriate sections.

Character Based Merchandise of Which the Company Maintains…page 33

16.
We note your response to prior comment 26. Please revise to disclose, if true, that your only strategy for selling merchandise will be through the E-Commerce function of the “Live at the Hive” website or disclose any other business strategies. Also, please revise here to describe your plan to “bid out” new production in the fourth quarter of 2009.

Per SEC Comment #16, the appropriate revisions have been made as directed by the Commission.

Summary of Product Development, page 35

17.
We note your response to prior comment 23 and reissue in part. Please expand this section to discuss your plan of operations in greater detail, including specific steps you have taken or plan to take toward implementing your business strategy. We also note that you will require substantial amounts of additional financing to continue the operations of your business, either from Mr. Shergold, through public or private equity or debt financing, arrangements with security holders or other sources. Please revise to disclose your strategy for obtaining the necessary financing.

Per SEC Comment #17, these disclosures have been added as directed.

18.
We note your response to prior comment 24. Please advise us whether you intend to develop commercials, as you disclose in the Summary of Product Development table on page 35. We also note that in several earlier versions of your filing, you stated that your business strategy included plans to develop character based thirty second commercials for television advertising. If your business strategy includes plans to develop or produce commercials, you are required to include such disclosure so investors may gain an adequate understanding of the material aspects of the business. If you have no such intention, delete the reference from the table. Similarly, add appropriate disclosure describing your plans to franchise kiosks or, alternatively, revise the registration statement to remove reference to the kiosks if no such plans exist.

Per SEC Comment #18, the appropriate disclosures have been added to the registration statement.

19.
Please revise your Summary of Product Development table to include disclosure regarding your plans to develop and sell character-based merchandise. Also, please revise to clarify the meaning of your disclosure in the third to last item in the table that you plan to “build out” the website.

Per SEC Comment #19, these revisions have been made.

Intellectual Property, page 36

20.	We note that your Intellectual Property section is repeated in its entirety on page 31. Please delete.

Per SEC Comment #20, this repeated section has been deleted.